787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

April 20, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

Attention: Chad Eskildsen, Staff Accountant

100 F Street, N.E.

Washington, DC 20549

Re:          Ares Dynamic Credit Allocation Fund, Inc. (the “Fund”), File No. 811-22535

Dear Mr. Eskildsen:

On behalf of the Fund, we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”) the Fund’s responses to the comments provided by you on behalf of the staff (the “Staff”) of the Commission to Ryan Brizek and Steven Messer of Willkie Farr & Gallagher LLP on March 26, 2018 regarding the Fund’s shareholder report for the fiscal year ended October 31, 2017 (the “Shareholder Report”), filed with the Commission on Form N-CSR on January 8, 2018.  The Staff’s comments are described below and have been summarized to the best of our understanding.  We have discussed the Staff’s comments with representatives of the Fund.  The Fund’s responses to the Staff’s comments are set out immediately under the restated comment.  Unless otherwise indicated, defined terms used herein have the meanings set out in the Shareholder Report.

Comment No. 1:          The Fund classifies itself as “non-diversified” as that term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”).  It appears to the Staff, however, that the Fund has been operating as a diversified company for more than three years.  Please state in your response whether the Fund has operated as a non-diversified company at any point within the past three years. If the Fund has operated as a diversified company for more than three years, please affirm that the Fund will not operate as a non-diversified company without first obtaining the approval of the Fund’s shareholders.

Response:                     The Fund confirms that it has not operated as a non-diversified company at any point within the past three years and will not operate as a non-diversified company without first obtaining the approval of the Fund’s shareholders as required by the 1940 Act and the Fund’s charter.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 2:          In future filings, please include in the Fund’s Schedule of Investments, either as a description in the line item for each applicable investment or in a note, the amount of each unfunded commitment entered into by the Fund.  In addition, in the Fund’s Statement of Assets and Liabilities, please break out commitments and contingencies into a separate line item.

Response:                     The Fund confirms it will disclose the amount of each unfunded commitment entered into by the Fund in its future filings.  The Fund further confirms it will break out commitments and contingencies into a separate line item in its Statement of Assets and Liabilities in its future filings.

Comment No. 3:          In future filings, please disclose in the Fund’s Schedule of Investments the estimated yield for each of the Fund’s CLO equity holdings.

Response:                     The Fund confirms it will disclose the requested information in its future filings of its financial statements.

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If you have any questions concerning the responses provided above, please contact the undersigned at (212) 728-8554.

Sincerely,

/s/ Steven P. Messer

Steven P. Messer

Enclosure

cc:           Cory Nikolaus, Esq.

Daniel J. Hall, Esq.

P. Jay Spinola, Esq.

Ryan P. Brizek, Esq.